Caledonia Mining Announces its Fourth Quarter and 2006 Annual Results

Toronto, Ontario –  April 2  2007:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its fourth quarter and 2006 annual operating and financial results.

The financial results below are reported in thousands of Canadian dollars, except where otherwise stated.

Financial Highlights

	Q4 ‘06	Q4 ‘05	2006	2005
Total Revenue	9,200	453	16,559	2,642
Revenue – continuing operations	9,045	4	13,586	6
Operating costs - continuing operations	5,951	587	8,661	757
Gross Income(loss) - continuing operations	3,094	(583)	4,925	(751)
Net Income(loss) – continuing operations	3,840	(313)	2,315	(3,748)
(Loss) - discontinued operations	(1,282)	(1,741)	(7,990)	(5,932)
Net Income(loss) for the period	2,558	(2,054)	(5,675)	(9,680)
Net Income(loss) per share (basic & fully diluted) – continuing operations	$0.008	($0.001)	$0.005	($0.012)
Net Income (loss) per share (basic & fully diluted)	$0.006	($0.006)	($0.013)	($0.031)
Cash in continuing operations	1,252	2,004	1,252	2,004
Total Assets	31,456	22,338	31,456	22,338

For the year ended December 31, 2006, Caledonia recorded a gross income from continuing operations of $4.9 million, revenues of $13.6 million, and a net income after tax of $2,3 million.  Included in the income is a foreign exchange gain of $0.1 million.  The basic net income per fully diluted share for the continuing operations is $0.005. Cash available at year end totaled $1.252 million (from continuing operations)

During 2006, $7.55 million was raised from private placements and the exercise of warrants, of which $3.5million was invested in Capital assets and mineral properties, mainly in South Africa.

Commenting on the results, Stefan Hayden, President and CEO, said “I am pleased to report a significant increase in our net income, after tax. Our fourth quarter was particularly strong, with net income of $3.8 million, or $0.008 per basic and fully diluted share, from revenues of $9.2 million, demonstrating a healthy 41% profit margin.

The stronger financial performance this year is due to the acquisition of the Blanket Mine in June 2006. Blanket produced 12,437 ounces of gold for the period of July to December 2006. We are busy with the expansion project to No.4 shaft and the mill, which we anticipate will be completed during the fourth quarter 2007, which has been designed to increase Blanket’s gold production from 25,000 to 40,000 ounces a year.

As we have mentioned before, our other gold assets, the Barbrook and Eersteling mines are on care and maintenance, and the short listed purchasers are now proceeding with their respective due diligence exercises.

Our focus during 2007 will be the completion of  the Blanket expansion, and rapidly progressing our Nama Cobalt/Copper project after the completion of the metallurgical test work currently underway.”.

The Annual Report including the MD&A for 2006 will be available on SEDAR and on the Caledonia website at www.caledoniamining.com on April 2, 2007

The conference call  is scheduled for Wednesday April 4, 2007 at 10:30 hours (EST)

Conference  ID: 9535356

Dial-in number: 416-343-4294 (local)

Toll-free Dial-in number: 800-9011-2810  (International)

Toll-free Dial-in number:  1-866-862-7809 (Canada/US)

For more information, please contact:

Stefan Hayden

Alex Buck/Nick Bias

President & CEO, Caledonia Mining

buck-bias

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.